EXCEL
EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Excel Maritime Carriers Ltd.
&
Quintana Maritime Limited
Investor Presentation
January 29, 2008
Filed by Excel Maritime Carriers Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Quintana Maritime Limited
Commission File No.: 000-51412
THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON JANUARY 29, 2008 FOR INVESTORS.

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Forward Looking Statements
The information in this presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995,
including, but not limited to, statements relating to Excel Maritime Carriers Ltd., (“Excel”) planned acquisition of Quintana Maritime Limited (“Quintana”)
and the expected terms and timing of the transaction, anticipated financial and operating results, the companies’ plans, objectives, expectations, intentions and cost savings. Words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions are intended to identify forward-looking statements.  Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties, many of which are difficult to predict and generally beyond the control of Excel and Quintana.  Actual results may differ materially from the results anticipated in these forward-looking statements.  The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Quintana shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the ability of
Excel to obtain financing; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; and the ability to integrate Quintana’s businesses into those of Excel in a timely and cost-efficient manner.  Additional factors that could cause Excel’s and
Quintana’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 20-F of
Excel and the 2006 Annual Report on Form 10-K of Quintana filed with the Securities and Exchange Commission and available at the Securities and
Exchange Commission’s Internet site (http://www.sec.gov).
This communication is being made in respect of the proposed merger transaction involving Excel and Quintana. In connection with the proposed merger transaction involving Excel and Quintana, Excel will file with the Securities and Exchange Commission a registration statement on
Form F-4 containing a proxy statement/prospectus.  The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site
(http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Excel or to Quintana per the following contact information. To Excel: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY
10160, USA, Attention: Nicolas Bornozis, (212) 661-7566, or to Quintana:  Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue –
Suite 1536, New York, NY 10160, USA, Attention: Ramnique Grewal (212) 661-7566..
Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31,
2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders and
Quintana’s Annual Report on Form 10-K, which were filed with the Securities and Exchange Commission on April 2, 2007 and March 9, 2007,
respectively.  Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available. There shall not be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

2 Paul Cornell, Chief Financial Officer Lefteris Papatrifon, Chief Financial Officer Gabriel Panayotides, Chairman Stamatis Molaris, CEO, President and Director Meeting Participants

EXCEL
EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

3 TRANSFORMATIONAL COMBINATION

EXCEL MARITIME CARRIERS LTD
Quintana Maritime Limited

Our Vision for the Combination of Two World
Class Shipping Companies
Transaction will create one of the world’s largest
dry bulk owners and operators by dwt – 3.7 million
on the water, 1.4 million from newbuilds
47
operated vessels on the water
8
newbuilds to be operated with delivery 2008 to
2010
Ability to offer
full spectrum
of dry bulk vessels to
customer base

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Leadership of the New Excel
Gabriel Panayotides will remain as Chairman
Stamatis Molaris to serve as CEO of the combined entity
– CEO and Director of Quintana since its inception
– Chief Financial Officer and a Director of Stelmar Shipping Ltd. 1993 to 2005
Lefteris Papatrifon to serve as CFO of the combined entity
– Chief Financial Officer of Excel since January 1, 2005
Additions to the Board of Directors
– Stamatis Molaris, Hans Mende, Corbin Robertson III, and Paul Cornell from
Quintana will be joining Excel’s board

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Quintana Maritime Limited

Strategic Merits of the Combined Company
Forms an industry leader -
the largest dry bulk company by owned and
operated vessel deadweight tonnage publicly listed in the U.S.
Strong cash flow visibility,
with charter coverage to protect from near term
market volatility
Modern, diverse fleet
with a full spectrum of vessel sizes to service customers
Enhanced growth prospects
from existing newbuilding program
Significant synergies
from fleet combination
Long-term relationships
with broad, investment grade customer base
Experienced management team
with proven track record to lead the combined
company

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EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

7 CHIEF FINANCIAL OFFICERS Lefteris Papatrifon, Excel Maritime Carriers Ltd., Paul Cornell, Quintana Maritime Limited

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Compelling Offer to Quintana Shareholders
Cash Portion: $13.00 per share in cash
Stock Portion: $13.48 per share (Based on Excel’s closing price as of January  28 th
),
reduced by Quintana dividends paid prior to closing
– 0.4084 in Excel shares for every share of Quintana with maximum total value of $31.38 reduced by Quintana dividends paid prior to closing
– If average closing price of Excel for 15 trading day period prior to merger date exceeds
$45.00 per share, this exchange ratio will be adjusted so that the stock portion value is
$18.38 per share
Compelling value to Quintana shareholders:
– As of market close on January 28
th
, offer value of $26.48 less Quintana dividends paid
prior to closing
– 57% premium to yesterday’s closing Quintana price
– 34% premium to 30-day average of Quintana price
Meaningful pro forma economic ownership of the new Excel: 55% of Class A shares
Key Conditions: Quintana shareholder vote, Excel’s receipt of financing, and customary government and regulatory approvals
Timing: Targeting completion Q2 2008
Quintana Shareholders Receive a Combination of Cash and Class A Stock –
Certainty of Value with Equity Upside

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Funding and Pro Forma Capitalization
(1)  Does not include newbuildings.
(2)  Based on the average of 2 independent fleet valuation
reports
$1.4 billion in newly committed
secured loans
Approximately $350 million of
available cash
$225 million in debt rolling with the
transaction
~$100 million in available cash
$1,625 million in pro forma debt
~$3,600 million in combined owned
fleet market value
(1) (2)
45% pro forma debt to combined
owned fleet market value
(1)
44.1 million pro forma Class A
shares outstanding
Financing the Transaction Pro Forma Capitalization

10 Quintana Maritime Limited Chief Executive Officer Stamatis Molaris

Million DWT

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

0.7
0.7
0.9
1.8
1.9
2.9
3.1
3.7
11 Ships 9 Ships 18 Ships 18 Ships 28 Ships 36 Ships 38 Ships 47 Ships
0.0
1.5
3.0
4.5
Paragon Ocean
Freight
Eagle Diana Genco DryShips Navios New Excel
Shipping Largest Dry Bulk The We Will Be
Company Listed in US by Operated DWT
Note: The number of vessels includes both owned and chartered-in vessels, but not Newbuildings.
(1)  Fleet includes dry bulk vessels only.
(2) Fleet does not include the capesize Netadola which was sold in December 2007.
(1)
(2)
Clear Market Leadership

Million DWT

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Vessel Average Age
5.5 Years 1.5 Years 10.6 Years 14.7 Years
0.7
1.2
1.5
0.4
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
Capesize Kamsarmax Panamax Supramax /
Handymax
Our Combined Current Fleet
4 Ships
14 Ships
21 Ships
8 Ships
Note: Newbuildings are not included. Panamax segment includes 7 vessels sold and leased back.

EXCEL MARITIME CARRIERS LTD
Quintana Maritime Limited

Our Combined Capesize Newbuilding Program
Iron Endurance
Capesize 180,000 Dec-08 Imabari 100.0%
Christine
Capesize 180,000 Mar-10 Imabari 42.8%
Hope
Capesize 181,000 Nov-10 STX 50.0%
Lillie Capesize 181,000 Dec-10 STX 50.0%
Fritz Capesize 180,000 May-10 KSC 50.0%
Benthe Capesize 180,000 Jun-10 KSC 50.0%
Gayle Frances
Capesize 180,000 Jul-10 KSC 50.0%
Iron Lena
Capesize 180,000 Aug-10 KSC 50.0%
Yard Built % Ownership
TOTAL  8 Vessels 1,442,000
FLEET TO BE DELIVERED Type DWT
Estimated
Delivery

EDF Electricité de France

bhpbilliton

BUNGE

Cargill

COSCO

EO OLDENDORFF CARRIERS

Armada Group

DAEYANG SHIPPING CO., LTD

C

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

14 Greater Ability to Serve Our Blue Chip List of Customers

Number of Days

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Significant Contract Coverage with Upside
Potential
Note:  Expected pro forma charter coverage. Charter fixed days over total operating days. Includes Capesize vessels to be delivered in years 2008-2010.
~$800 million in fixed revenues insulates Company from Near Term Volatility while Retaining Upside Potential
Fixed charter coverage
78% 57% 46%
Net Combined Fixed Revenue (USD millions)
$367 $247 $194
16,476
16,780
17,928
12,930
9,640
8,276
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
2008 2009 2010
Operating Days Fixed Days

EXCEL MARITIME CARRIERS LTD

Quintana Maritime Limited

Forecast Contracted Revenue Coverage of
Fixed Charges
2009
2008
Contracted Revenue
Coverage of Fixed Charges
0.83x
1.54x
$0 $100 $200 $300 $400
$367
$239
$0 $100 $200 $300 $400
$247
$298
Contracted revenue Principal Net interest Dry docking costs

17 Upside Potential From Current Unfixed Combined Fleet $89 $179 $177 $357 $266 $536 $ $100 $200 $300 $400 $500 $600 2008 2009 $25,000 $50,000 $75,000 Average Daily Rate for Unfixed Vessels:

EXCEL
EXCEL MARITIME CARRIERS LTD
Quintana Maritime Limited

Attractive, Attainable Synergies
Enhanced technical and
operational management
capability
Improved purchasing and
placing power
“Best of Breed” approach to
cost discipline and training
and motivating crews
Enhanced fleet utilization
- fewer
breakdown and dry docking days
Dry docking cost
savings
Improved daily operating
expenses
Lower general and administrative
expenses
through elimination of
redundancies
We anticipate total savings of $15m to $20m annually

Strategic Merits of the Combined Company
Forms an industry leader -
the largest dry bulk company by owned and
operated vessel deadweight tonnage publicly listed in the U.S.
Strong cash flow visibility,
with charter coverage to protect from near term
market volatility
Modern, diverse fleet
with a full spectrum of vessel sizes to service customers
Enhanced growth prospects
from existing newbuilding program
Significant synergies
from fleet combination
Long-term relationships
with broad, investment grade customer base
Experienced management team
with proven track record to lead the combined
company

20 Q&A

21 APPENDIX

EXCEL MARITIME CARRIERS LTD
Quintana Maritime Limited

Appendix - Combined Fleet Profile
Total of 55 vessels, an average age for the operating fleet of 8.1 years and
5.2 million DWT, including the newbuildings.
Time Charter
Vessel Vessel Type Ownership Age DWT Expiration Deployment
Iron Beauty Capesize Owned
6.4 Yrs
165,500 Jun-10 Period
Kirmar Capesize Owned
6.2 Yrs
165,500 Apr-08 Period
Iron Miner Capesize Owned
0.8 Yrs
177,000 Apr-12 Period
L Beilun Capesize Owned
8.7 Yrs
170,162 Jun-10 Period
Iron Endurance
(1)
Capesize Owned -- 180,000 Dec-15 Period
Christine
(1)
Capesize Joint Venture -- 180,000 Feb-16 Period
Hope
(1)
Capesize Joint Venture
--
181,000
--
Spot
Lillie
(1)
Capesize Joint Venture
--
181,000 Jun-15 Period
Fritz
(1)
Capesize Joint Venture
--
180,000 Nov-15 Period
Benthe
(1)
Capesize Joint Venture -- 180,000 -- Spot
Gayle Frances
(1)
Capesize Joint Venture
--
180,000 Jan-14 Period
Iron Lena
(1)
Capesize Joint Venture
--
180,000 Feb-15 Period
Iron Bradyn Kamsarmax Owned
2.9 Yrs
82,769 Dec-10 Period
Iron Fuzeyya Kamsarmax Owned
1.9 Yrs
82,209 Dec-10 Period
Iron Kalypso Kamsarmax Owned
1.9 Yrs
82,224 Dec-10 Period
Ore Hansa Kamsarmax Owned
1.8 Yrs
82,229 Dec-10 Period
Santa Barbara Kamsarmax Owned
1.8 Yrs
82,266 Dec-10 Period
Iron Bill Kamsarmax Owned
1.6 Yrs
82,000 Dec-10 Period
Iron Vassilis Kamsarmax Owned
1.5 Yrs
82,000 Dec-10 Period
Iron Anne Kamsarmax Owned
1.3 Yrs
82,000 Dec-10 Period
Coal Gypsy Kamsarmax Owned
1.2 Yrs
82,300 Dec-10 Period
Pascha Kamsarmax Owned
1.1 Yrs
82,300 Dec-10 Period
Coal Hunter Kamsarmax Owned
1.0 Yrs
82,300 Dec-10 Period
Iron Lindrew Kamsarmax Owned
0.9 Yrs
82,300 Dec-10 Period
Iron Brooke Kamsarmax Owned
0.8 Yrs
82,300 Dec-10 Period
Iron Manolis Kamsarmax Owned
0.7 Yrs
82,300 Dec-10 Period
(1) Newbuildings delivery between 2008 and 2010.

EXCEL MARITIME CARRIERS LTD
Quintana Maritime Limited

Appendix - Combined Fleet Profile
Time Charter
Vessel Vessel Type Ownership Age DWT Expiration Deployment
Coal Pride Panamax Owned
8.1 Yrs
72,600 Jun-10 Period
Grain Express Panamax Owned
3.7 Yrs
76,466 Dec-10 Period
Iron Knight Panamax Owned
3.5 Yrs
76,429 Dec-10 Period
Grain Harvester Panamax Owned
3.4 Yrs
76,417 Dec-10 Period
Fortezza Panamax Owned
14.5 Yrs
69,634 Feb-08 Short Period
Rodon Panamax Owned
14.5 Yrs
73,670 Oct-08 Period
Angela Star Panamax Owned
9.5 Yrs
73,798 Nov-08 Period
Happy Day Panamax Owned
10.5 Yrs
71,694 Dec-08 Period
Renuar Panamax Owned
14.5 Yrs
70,128 Mar-09 Period
Isminaki Panamax Owned
9.5 Yrs
74,577 Sep-09 Period
Powerful Panamax Owned
13.5 Yrs
70,083 Jun-09 Period
First Endeavour Panamax Owned
13.5 Yrs
69,111 May-09 Period
Elinakos Panamax Owned
10.5 Yrs
73,751 Sep-09 Period
Birthday Panamax Owned
14.5 Yrs
71,504 Feb-08 Spot
Fearless 1
Panamax Leased
10.7 Yrs
73,427 Jun-08 Period
King Coal
Panamax Leased
11.0 Yrs
72,873 May-08 Period
Coal Age
Panamax Leased
10.5 Yrs
72,861 Dec-08 Period
Iron Man
Panamax Leased
10.5 Yrs
72,861 Aug-10 Period
Linda Leah
Panamax Leased
10.9 Yrs
73,390 Oct-09 Period
Barbara
Panamax Leased
10.7 Yrs
73,390 Jun-08 Period
Coal Glory
Panamax Leased
12.8 Yrs
73,670 Aug-08 Period
July M Supramax Owned
2.5 Yrs
55,567 Jan-08 Spot
Mairouli Supramax Owned
2.5 Yrs
53,206 Feb-08 Spot
Lady Handymax Owned
22.5 Yrs
41,090 Jan-08 Short Period
Emerald Handymax Owned
9.5 Yrs
45,588 Feb-08 Short Period
Marybelle Handymax Owned
20.5 Yrs
42,552 Apr-08 Short Period
Princess I Handymax Owned
13.5 Yrs
38,858 Jul-09 Period
Attractive Handymax Owned
22.5 Yrs
41,524
--
Under Dry Dock
Swift Handymax Owned
23.5 Yrs
37,687 Feb-08 Spot
Total of 55 vessels, an average age for the operating fleet of 8.1 years and
5.2 million DWT, including the newbuildings.

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Quintana Maritime Limited

Contacts
Investor Relations –Quintana Maritime
Ramnique Grewal
Vice President – Capital Link Inc.
Tel No: 212-661-7566
E-mail: rgrewal@capitallink.com
Investor Relations – Excel Maritime
Nicolas Bornozis
President – Capital Link Inc.
Tel No: 212-661-7566
E-mail: nbornozis@capitallink.com
Company Contacts –Quintana Maritime
Paul Cornell
Chief Financial Officer
Tel No: 713-751-7525
E-mail: pcornell@quintanamaritime.com
Company Contacts – Excel Maritime
Lefteris Papatrifon
Chief Financial Officer
Tel No: +30 210 6209 520
E-mail: info@excelmaritime.com